Exhibit 99.1

Oatly Reports First Quarter 2025 Financial Results

MALMÖ, Sweden, April 30, 2025 – Oatly Group AB (Nasdaq: OTLY) (“Oatly”, the “Company” or the “Group”), the world’s original and largest oat drink company, today announced financial results for the first quarter ended March 31, 2025.

Jean-Christophe Flatin, Oatly’s CEO, commented, “In the first quarter, we made progress on our 2025 priorities. We delivered the expected benefits of our cost efficiency programs, as we drove efficiencies in both the supply chain and our overhead structure. As planned, we redeployed a portion of those efficiencies into brand-building investments. We also began to see early positive signs that our work to ignite positive momentum in our business is working, most notably in our European businesses where we have been most active on executing our playbook. While there is plenty of work still to do, and we will need to navigate a dynamic environment, especially in North America, we remain on track to deliver our first full year of profitable growth as a public company. As such, our 2025 outlook remains unchanged.”

The table below reconciles revenue as reported to revenue on a constant currency basis by segment for the three months ended March 31, 2025.

(Unaudited)	Three months ended March 31,		$ Change			% Change
(in thousands of U.S. dollars)	2025	2024	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	107,665	110,407	107,665	(2,709)	110,374	-2.5%	0.0%	4.0%	-4.0%
North America	59,886	66,967	59,886	—	59,886	-10.6%	-10.6%	-10.9%	0.3%
Greater China	29,979	21,781	29,979	(331)	30,310	37.6%	39.2%	82.6%	-43.4%
Total revenue	197,530	199,155	197,530	(3,040)	200,570	-0.8%	0.7%	9.2%	-8.5%

Highlights

•
First quarter revenue of $197.5 million, a 0.8% decrease compared to the prior year period, with a constant currency revenue increase of 0.7% compared to the prior year period.
•
Gross margin in the first quarter was 31.6%, which is a 4.5 percentage points increase compared to the prior year period.
•
First quarter net loss attributable to shareholders of the parent was $12.4 million, which is an improvement of $33.4 million compared to net loss attributable to shareholders of the parent of $45.8 million in the prior year period.
•
First quarter Adjusted EBITDA loss was $3.7 million, which is an improvement of $9.5 million compared to the prior year period.
•
The Company continues to expect that it will achieve its first full year of profitable growth in 2025. Specifically, in 2025 the Company continues to expect:
o
Constant currency revenue growth in the range of 2% to 4%,
o
Positive adjusted EBITDA in the range of $5 million to $15 million, and
o
Capital expenditures in the range of $30 million to $35 million.

First Quarter 2025 Results

Revenue decreased $1.6 million, or 0.8% to $197.5 million for the first quarter ended March 31, 2025, compared to $199.2 million for the prior year period. Excluding a foreign currency exchange headwind of $3.0 million, revenue for the first quarter was $200.6 million, or an increase of 0.7% compared to the prior year period. The growth in constant currency revenue was primarily driven by very strong growth in Greater China, partially offset by decline in North America. Sold volume for the first quarter of 2025 increased 9.2% to 144.6 million liters compared to 132.4 million liters in the first quarter of 2024. Produced finished goods volume for the first quarter of 2025 was 143.1 million liters compared to 141.0 million liters for the first quarter of 2024.

Gross profit was $62.3 million for the first quarter of 2025 compared to $53.9 million for the first quarter of 2024. Gross profit margin was 31.6% in the first quarter of 2025, an increase of 449 basis points compared to the prior year period. The margin improvement compared to the first quarter of 2024 was primarily driven by improvements in supply chain efficiency across all segments.

Research and development expenses in the first quarter of 2025 decreased $0.2 million to $4.4 million compared to $4.6 million in the prior year period.

Selling, general and administrative expenses in the first quarter of 2025 decreased $1.2 million to $77.5 million compared to $78.7 million in the prior year period. The decrease was primarily related to lower employee expenses.

Other operating income and (expenses), net for the first quarter of 2025 was income of $1.0 million comprised primarily of $0.8 in reversal of other exit costs related to the closure of the production facility in Singapore. Other operating income and (expenses), net for the prior year period was income of $1.1 million primarily driven by $0.9 million in reversal of previously recognized non-cash impairment charges related to the discontinued construction of the production facility in Dallas-Fort Worth, Texas.

Finance income and (expenses), net for the first quarter of 2025 was income of $9.4 million comprised primarily of fair value gains on Convertible Notes of $22.1 million, offset by net interest expenses of $13.6 million. The finance income and (expenses), net for the prior year period was an expense of $17.4 million comprised primarily of net interest expenses of $12.3 million and other financial expenses of $5.1 million.

Net loss attributable to shareholders of the parent was $12.4 million for the first quarter of 2025 compared to a loss of $45.8 million in the prior year period. The improvement was primarily a result of higher gross profit and fair value gains on Convertible Notes.

Adjusted EBITDA loss for the first quarter of 2025 was $3.7 million, compared to a loss of $13.2 million in the prior year period. The improvement in Adjusted EBITDA loss was primarily a result of higher gross profit.

EBITDA, Adjusted EBITDA loss, and Constant Currency Revenue are non-IFRS financial measures defined under “Non-IFRS financial measures”. Please see above revenue at constant currency table and “Reconciliation of IFRS to Non-IFRS Financial measures” at the end of this press release.

The following tables set forth revenue, Adjusted EBITDA, EBITDA and loss before tax for the Company’s three reportable segments for the periods presented.

Revenue, Adjusted EBITDA and EBITDA
Three months ended March 31, 2025 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	107,665	59,886	29,979	—	—	197,530
Intersegment revenue	689	—	—	—	(689)	—
Total segment revenue	108,354	59,886	29,979	—	(689)	197,530
Adjusted EBITDA	15,536	1,129	1,618	(22,014)	—	(3,731)
Share-based compensation expense	(468)	(358)	(389)	(2,377)	—	(3,592)
Restructuring costs(1)	—	(668)	—	(164)	—	(832)
Closure of production facility(2)	846	—	—	—	—	846
Non-controlling interests	—	—	(101)	—	—	(101)
EBITDA	15,914	103	1,128	(24,555)	—	(7,410)
Finance income and (expenses), net	—	—	—	—	—	9,411
Depreciation and amortization	—	—	—	—	—	(11,181)
Loss before tax	—	—	—	—	—	(9,180)

Three months ended March 31, 2024 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	110,407	66,967	21,781	—	—	199,155
Intersegment revenue	1,964	—	—	—	(1,964)	—
Total segment revenue	112,371	66,967	21,781	—	(1,964)	199,155
Adjusted EBITDA	14,496	(388)	(3,428)	(23,884)	—	(13,204)
Share-based compensation expense	(378)	1,259	(700)	(2,796)	—	(2,615)
Restructuring costs(1)	—	—	(470)	49	—	(421)
Discontinued construction of production facilities(3)	—	884	—	—	—	884
Non-controlling interests	—	—	(44)	—	—	(44)
EBITDA	14,118	1,755	(4,642)	(26,631)	—	(15,400)
Finance income and (expenses), net	—	—	—	—	—	(17,377)
Depreciation and amortization	—	—	—	—	—	(13,013)
Loss before tax	—	—	—	—	—	(45,790)

* Corporate consists of general costs not allocated to the segments.

** Eliminations in 2025 and 2024 refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1)
Relates primarily to severance costs as the Group adjusts its organizational structure.
(2)
Relates to reversal of previously recognized exit costs related to closure of the Group’s production facility in Singapore.
(3)
Relates to reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas.

Europe & International

Europe & International revenue decreased $2.7 million, or 2.5%, to $107.7 million for the first quarter of 2025, compared to $110.4 million in the prior year period. Excluding a foreign currency exchange headwind of $2.7 million, Europe & International revenue for the first quarter was $110.4 million, which was flat compared to the prior year period. For the first quarter of 2025, the volume growth was 4.0% primarily driven by growth in the Barista products. The revenue increase from volume growth for the first quarter was offset by a price/mix decline of 4.0%. Approximately 79% of Europe & International revenue was from the retail channel for the first quarter of 2025 compared to 82% in the prior year period. The sold finished goods volume for the three months ended March 31, 2025 and 2024 amounted to 80.6 and 77.5 million liters, respectively.

Europe & International Adjusted EBITDA increased $1.0 million to $15.5 million for the first quarter of 2025 compared to $14.5 million in the prior year period. The improvement in Adjusted EBITDA was primarily driven by higher gross profit.

North America

North America revenue decreased $7.1 million, or 10.6%, to $59.9 million for the first quarter of 2025, compared to $67.0 million in the prior year period. The sold finished goods volume for the three months ended March 31, 2025 and 2024 amounted to 34.5 million and 38.7 million liters, respectively. The 10.9% volume decrease was primarily due to expected reductions in sales to the segment’s largest foodservice customer as well as discontinuations of certain frozen products. Approximately 60% of North America revenue was from the retail channel in the first quarter of 2025 compared to 54% in the prior year period.

North America Adjusted EBITDA improved $1.5 million to a profit of $1.1 million compared to a loss of $0.4 million in the prior year period. The improvement in Adjusted EBITDA was primarily due to higher gross profit, largely driven by improved supply chain efficiency, partially offset by higher selling, general and administrative expenses as the Company invested in branding activities.

Greater China

Greater China revenue increased $8.2 million, or 37.6%, to $30.0 million for the first quarter of 2025, compared to $21.8 million in the prior year period. Excluding a foreign currency exchange headwind of $0.3 million, Greater China revenue for the first quarter was $30.3 million, or an increase of 39.2%. The Greater China segment growth was primarily driven by sales to a new foodservice customer that was added in the second quarter of 2024 as well as entry into the club customer segment within the retail channel. Approximately 76% of Greater China revenue was from the foodservice channel for the first quarter of 2025 compared to 70% in the prior year period. The sold finished goods volume for the three months ended March 31, 2025 and 2024 amounted to 29.4 million and 16.1 million liters, respectively.

Greater China Adjusted EBITDA improved $5.0 million to a profit of $1.6 million compared to a loss of $3.4 million in the prior year period. The improvement in Adjusted EBITDA was primarily due to higher gross profit and reduction in selling, general and administrative expenses, as the segment continued to right-size its expenses to improve profitability.

Corporate

Oatly’s corporate expense, which consists of general costs not allocated to the segments, in the first quarter of 2025 was $24.6 million, a decrease of $2.1 million compared to the prior year period. The decrease was primarily related to lower employee expenses. Adjusted EBITDA in the first quarter of 2025 was a loss of $22.0 million compared to a loss of $23.9 million in the prior year period.

Balance Sheet and Cash Flows

As of March 31, 2025, the Company had cash and cash equivalents of $74.4 million and total outstanding debt of $432.1 million consisting of Convertible Notes and liabilities to credit institutions. Net cash used in operating activities was $13.6 million for the three months ended March 31, 2025, compared to $39.1 million during the prior year period, which was driven by improved operating results and a lower negative impact from changes in working capital.

Capital expenditures were $7.0 million for the three months ended March 31, 2025, compared to $6.2 million in the prior year period.

Free cash flow was an outflow of $20.5 million for the three months ended March 31, 2025 compared to an outflow of $45.3 million during the prior year period. The improvement in free cash flow was driven by decreased net cash flows used in operating activities.

Free Cash Flow is a non-IFRS liquidity measure defined under “Non-IFRS financial measures.” Please see “Reconciliation of IFRS to Non-IFRS Financial measures” at the end of this press release.

Outlook

Based on the Company’s assessment of the current operating environment and the actions it is taking, the Company continues to expect to achieve its first full year of profitable growth in 2025, and the Company’s 2025 outlook remains unchanged. Specifically, in 2025 the Company expects:

•
Constant currency revenue growth in the range of 2% to 4%,
•
Positive adjusted EBITDA in the range of $5 million to $15 million, and
•
Capital expenditures in the range of $30 million to $35 million.

This outlook is provided in the context of significant macroeconomic uncertainty and other geopolitical uncertainties.

The Company cannot provide a reconciliation of constant currency revenue growth or Adjusted EBITDA guidance to the nearest comparable corresponding IFRS metric without unreasonable efforts due to difficulty in predicting certain items excluded from these non-IFRS measures. The items necessary to reconcile are not within Oatly’s control, may vary greatly between periods and could significantly impact future financial results.

Conference Call, Webcast and Supplemental Presentation Details

Oatly will host a conference call and webcast at 7:30 a.m. ET today to discuss these results. The conference call, simultaneous, live webcast and supplemental presentation can be accessed on Oatly’s Investors website at https://investors.oatly.com under “Events.” The webcast will be archived for 30 days.

About Oatly

We are the world’s original and largest oat drink company. For over 30 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, spreads and on-the-go drinks. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 50 countries globally.

For more information, please visit www.oatly.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2025, profitability improvement, profitable growth in 2025, long-term growth strategy, expected capital expenditures, anticipated returns on our investments, anticipated supply chain performance, anticipated impact of our improvement plans, anticipated impact of our decision to discontinue construction of certain production facilities, plans to achieve profitable growth and anticipated cost savings and efficiencies as well as statements that include the words “expect”, “intend”, “plan”, “believe”, “project”, “forecast”, “estimate”, “may”, “should”, “anticipate”, “will”, “aim”, “potential”, “continue”, “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our history of losses and how we may be unable to achieve or sustain profitability, including due to elevated inflation and increased costs for transportation, energy and materials; how our future business, financial condition and results of operations may be adversely affected by reduced or limited availability of oats and other raw materials and ingredients, which meet our quality standards, that our limited number of suppliers are able to sell us; how a failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations; those concerning our cash and cash equivalents maintained at financial institutions, often in balances that exceed federally insured limits; any damage or disruption at our production facilities, which manufacture the primary components of all our products; harm to our brand or reputation due to real or perceived quality, food safety, nutrition or sustainability issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations; food safety and food-borne illness incidents or other safety concerns that have led to product recalls and how such events may in the future materially adversely affect our business, financial condition and results of operations by exposing us to lawsuits or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings; how a failure by our suppliers of raw materials or co-manufacturers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business; we may not be able to compete successfully in our highly competitive markets; risks from consolidation of customers or the loss of a significant customer; a reduction in sales of our oatmilk varieties, which contribute a significant portion of our revenue, would have an adverse effect on our business, financial condition and results of operations; relying heavily on our co-manufacturing partners; our strategic partnerships with co-manufacturers may not be successful, which could adversely affect our operations and manufacturing strategy; failure by our logistics providers to deliver our products on time, or at all, could result in lost sales; that we may not successfully ramp up operations at any of our facilities, or these facilities may not operate in accordance with our expectations; a failure to effectively expand our processing, manufacturing and production capacity through existing facilities, or a failure to find acceptable co-manufacturing or co-manufacturing partners to help us expand, as we continue to grow and scale our business to a steady operating level; failure to develop and maintain our brand; failure to develop or introduce new products or successfully improve existing products may adversely affect our ability to continue to grow; a failure to cost-effectively acquire new customers and consumers or retain our existing customers and consumers, or a failure to derive revenue from our existing customers consistent with our historical performance; consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected; a failure to manage our future growth effectively; impairment charges for long-lived assets and other exit costs in connection with our production facilities, and how we may need to recognize further costs in the future;

sustainability risks (including environmental, climate change, uncertainty about future related mandatory disclosure requirements, and broader corporate social responsibility matters), which may materially adversely affect our business as a result of lawsuits, regulatory investigations and enforcement actions, complaints concerning our disclosures, impacts on our operations and supply chain (particularly in connection with the physical impacts of climate change), and impacts on our brand and reputation; reliance on information technology systems and how any inadequacy, failure or interruption of, or cybersecurity incidents affecting, those systems may harm our reputation and ability to effectively operate our business; how cybersecurity incidents or other technology disruptions could negatively impact our business and our relationships with customers; risks associated with how our customers generally are not obligated to continue purchasing products from us; difficulties as we expand our operations into countries in which we have no prior operating experience; risks associated with the international nature of our business; how our operations in China could expose us to substantial business, regulatory, political, financial and economic risks; our strategic reset in Asia may not be successful; if we fail to comply with trade compliance and economic sanctions laws and regulations of the United States, the EU and other applicable international jurisdictions, it could materially adversely affect our reputation and results of operations; packaging costs are volatile and may rise significantly; how fluctuations in our results of operations may impact, and may have a disproportionate effect on, our overall financial condition and results of operations; how litigation or legal proceedings could expose us to significant liabilities or costs and have a negative impact on our reputation or business; our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all; failure to retain our senior management or to attract, train and retain qualified employees; if we cannot maintain our company culture or focus on our mission as we grow, our success and our business and competitive position may be harmed; our insurance may not provide adequate levels of coverage against claims or we may be unable to find insurance with sufficient coverage at a reasonable cost; disruptions in the worldwide economy; macroeconomic conditions, including rising inflation, interest rates and supply chain constraints; global conflicts, other effects of ongoing wars and conflicts, and increasing geopolitical tensions and changes to international trade policies, treaties and tariffs, including as a result of the emergence of a trade war; the risk that legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties; how our operations are subject to U.S., EU, China and other laws and regulations, and there is no assurance that we will be in compliance with all regulations; changes in existing laws or regulations, or the adoption of new laws or regulations, may increase our costs and otherwise adversely affect our business, financial condition and results of operations; how we are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings and investigations; failure to protect our intellectual property, enforce or defend our intellectual property and other proprietary rights adequately, which may impact our commercial success; if we are unable to remediate material weaknesses, or if other material weaknesses are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner; how our largest shareholder has significant influence over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 13, 2025 and our other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA, Constant Currency Revenue as non-IFRS financial measures in assessing our operating performance and Free Cash Flow as a non-IFRS liquidity measure, and each in our financial communications:

“EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, impacts related to closure of production facility, discontinued construction of production facilities and non-controlling interests.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period, which is the most directly comparable IFRS measure. Some of these limitations are:

•
Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
•
Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•
Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;

•
Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
•
Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
•
Adjusted EBITDA excludes impacts related to closure of production facility, although some of these may reduce cash available to us in future periods;
•
Adjusted EBITDA excludes impacts related to discontinued construction of production facilities, although some of these may reduce cash available to us in future periods;
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss for the period, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented.

“Constant Currency Revenue” is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party. Constant Currency Revenue is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance.

Constant currency revenue is used to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and we believe this information is useful to investors to facilitate comparisons and better identify trends in our business. Above we have provided a reconciliation of revenue as reported to revenue on a constant currency basis for the periods presented.

“Free Cash Flow” is defined as net cash flows used in operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows used in operating activities.

Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial liquidity. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. Free Cash Flow should not be considered in isolation, or as a substitute for an analysis of our results as reported on our interim condensed consolidated financial statements appearing elsewhere in this document. Below we have provided a reconciliation of Free Cash Flow to net cash flows used in operating activities for the periods presented.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com

Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars, except share and per share and ADS data)	2025	2024
Revenue	197,530	199,155
Cost of goods sold	(135,200)	(145,257)
Gross profit	62,330	53,898
Research and development expenses	(4,391)	(4,642)
Selling, general and administrative expenses	(77,498)	(78,742)
Other operating income and (expenses), net	968	1,073
Operating loss	(18,591)	(28,413)
Finance income and (expenses), net	9,411	(17,377)
Loss before tax	(9,180)	(45,790)
Income tax expense	(3,351)	(54)
Loss for the period	(12,531)	(45,844)
Attributable to:
Shareholders of the parent	(12,430)	(45,799)
Non-controlling interests	(101)	(45)
Loss per share, attributable to shareholders of the parent:
Basic	(0.02)	(0.08)
Diluted	(0.03)	(0.08)
Loss per ADS, attributable to shareholder of the parent (1 ADS representing 20 ordinary shares):
Basic	(0.42)	(1.54)
Diluted	(0.51)	(1.54)
Weighted average common shares outstanding:
Basic	598,559,840	595,060,257
Diluted	999,176,184	595,060,257

Interim condensed consolidated statement of financial position

(Unaudited)	March 31, 2025	December 31, 2024
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	126,842	116,208
Property, plant and equipment	301,538	294,199
Right-of-use assets	44,951	45,555
Other non-current receivables	44,287	44,331
Deferred tax assets	4,325	4,561
Total non-current assets	521,943	504,854
Current assets
Inventories	64,762	65,602
Trade receivables	94,645	103,366
Current tax assets	6,034	6,095
Other current receivables	19,477	15,738
Prepaid expenses	11,734	9,402
Cash and cash equivalents	74,428	98,923
Total current assets	271,080	299,126
TOTAL ASSETS	793,023	803,980
EQUITY AND LIABILITIES
Equity
Share capital	106	106
Treasury shares	(0)	(0)
Other contributed capital	1,628,045	1,628,045
Other reserves	(249,465)	(274,160)
Accumulated deficit	(1,258,141)	(1,249,303)
Equity attributable to shareholders of the parent	120,545	104,688
Non-controlling interests	1,336	1,435
Total equity	121,881	106,123
Liabilities
Non-current liabilities
Lease liabilities	30,456	31,724
Liabilities to credit institutions	115,739	116,216
Provisions	11,953	14,857
Total non-current liabilities	158,148	162,797
Current liabilities
Lease liabilities	13,408	13,359
Convertible Notes	311,172	324,395
Liabilities to credit institutions	5,154	5,757
Trade payables	52,145	60,152
Current tax liabilities	1,358	1,476
Other current liabilities	7,794	7,998
Accrued expenses	106,358	103,719
Provisions	15,605	18,204
Total current liabilities	512,994	535,060
Total liabilities	671,142	697,857
TOTAL EQUITY AND LIABILITIES	793,023	803,980

Interim condensed consolidated statement of cash flows

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars)	2025	2024
Operating activities
Net loss	(12,531)	(45,844)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	11,181	13,013
—Write-downs of inventories	3,611	752
—Impairment loss on trade receivables	242	105
—Share-based compensation	3,592	2,615
—Movements in provisions	(6,241)	(3,036)
—Finance (income) and expenses, net	(9,411)	17,377
—Income tax expense	3,351	54
—Impairment reversal related to discontinued construction of production facilities	—	(884)
—Other	(1)	50
Interest received	745	3,456
Interest paid	(5,944)	(6,493)
Income tax paid	(806)	(1,021)
Changes in working capital:
—Increase in inventories	(689)	(11,422)
—Decrease in trade receivables, other current receivables, prepaid expenses	7,214	6,812
—Decrease in trade payables, other current liabilities, accrued expenses	(7,871)	(14,612)
Net cash flows used in operating activities	(13,558)	(39,078)
Investing activities
Purchase of intangible assets	(291)	(482)
Purchase of property, plant and equipment	(6,660)	(5,712)
Proceeds from sale of property, plant and equipment	—	14,007
Other	302	—
Net cash flows (used in)/from investing activities	(6,649)	7,813
Financing activities
Repayment of liabilities to credit institutions	(647)	(707)
Payment of loan transaction costs	(1,020)	(4,965)
Repayment of lease liabilities	(3,397)	(3,054)
Cash flows used in financing activities	(5,064)	(8,726)
Net decrease in cash and cash equivalents	(25,271)	(39,991)
Cash and cash equivalents at the beginning of the period	98,923	249,299
Exchange rate differences in cash and cash equivalents	776	(283)
Cash and cash equivalents at the end of the period	74,428	209,025

Reconciliation of IFRS to Non-IFRS Financial measures

Reconciliation of EBITDA and Adjusted EBITDA to loss for the period

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars)	2025	2024
Loss for the period	(12,531)	(45,844)
Income tax expense	3,351	54
Finance (income) and expenses, net	(9,411)	17,377
Depreciation and amortization expense	11,181	13,013
EBITDA	(7,410)	(15,400)
Share-based compensation expense	3,592	2,615
Restructuring costs(1)	832	421
Closure of production facility(2)	(846)	—
Discontinued construction of production facilities(3)	—	(884)
Non-controlling interests	101	44
Adjusted EBITDA	(3,731)	(13,204)
(1)
Relates primarily to severance costs as the Group adjusts its organizational structure.
(2)
Relates to reversal of previously recognized exit costs related to closure of the Group’s production facility in Singapore.
(3)
Relates to reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas.

Reconciliation of Free Cash Flow to Net Cash Flows used in Operating Activities

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars)	2025	2024
Net cash flows used in operating activities	(13,558)	(39,078)
Capital expenditures	(6,951)	(6,194)
Free Cash Flow	(20,509)	(45,272)